## Sandoe, Christian T.

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|---|---|
| **From:** | Bieber, Sander [sander.bieber@dechert.com] |
| **Sent:** | Wednesday, January 21, 2009 9:25 PM |
| **To:** | Sandoe, Christian T.; curtisj@sec.gov; Shaffer, Michael J. |
| **Cc:** | Miller, Barry D.; Egbert, Karl |
| **Subject:** | Aberdeen Asia-Pacific Income Fund, Inc. - proxy statement |
| **Attachments:** | FAX Proxy Working Document.DOC; DVComparison_FAX Proxy-- 1-14.doc |

<<FAX Proxy Working Document.DOC>> <<DVComparison_FAX Proxy-- 1-14.doc>>
Gentlemen -

Consistent with my discussion with Messrs. Curtis, Miller, and Shaffer on Friday afternoon, January 16, 2009, we have made substantial modifications to the Proposal 2 and the discussion following it.  These changes can most easily be seen in the comparison document, and particularly at pages 10 through 15.  In addition to the disclosures we discussed during our call, we have added additional disclosure based upon our learning that management fees paid and accrued are different numbers with different time points.  We have noted both fees paid to November 30, 2008 (the last date on which management fees were paid by the Fund), and fees accrued through January 16, 2009, and percentage disclosure of the accrued fees to January 16, 2009  with respect to both net assets and "managed assets", so that the disclosure relating to the impact of management fees based on asset attributable to bank borrowings would be complete.  Independent counsel to the independent directors has reviewed the attached draft proxy statement, and the draft reflects independent counsel's comments.   We believe the revised draft proxy statement is fully responsive to our January 16th discussion.

We hope that following your review of the attached document, you will indicate you have no further comments and we can proceed with printing (which given the large number of stockholders is a several day undertaking) and filing a definitive proxy statement.  You have our commitment that we will not file the definitive proxy statement until we have confirmation that the escrow account has been funded with all management fees paid based on assets attributable to bank borrowings, with effect from April 22, 2008.

Because I will out of town on Thursday, January 22nd and unavailable (scheduled surgery) on Friday, January 23rd, I would request you communicate directly with Karl Paulson Egbert of our Firm, whose contact information is:  karl.egbert@dechert.com, 202.261.3499.   Thank you.

Sandy Bieber

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Sander M. Bieber
Dechert LLP
+1 202 261 3308 direct
+1 301 452 2212 mobile
+1 202 261 3333 fax
sander.bieber@dechert.com
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